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                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549


                              SCHEDULE 13G
                             (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                         PURSUANT TO RULE 13d-2(b)
                            (Amendment No. 2)*




                    FIDELITY FINANCIAL OF OHIO, INC.
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                           (Name of Issuer)



                 COMMON STOCK, PAR VALUE $.10 PER SHARE
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                    (Title of Class of Securities)



                             31614P 10 7
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                            (CUSIP Number)



                          DECEMBER 31, 1998
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          (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [x] Rule 13d-1(b)


                              Page 1 of 6 Pages
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CUSIP NO. 31614P 10 7                                        Page 2 of 6 pages
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1.
NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITY ONLY)
Fidelity Federal Savings Bank Employee Stock Ownership Plan Trust
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2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                               (b) [ ]
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3.
SEC USE ONLY
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4.
CITIZENSHIP OR PLACE OF ORGANIZATION

United States
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5.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER
166,896
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6.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED
VOTING POWER
160,679
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7.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER
166,896
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8.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER
160,679
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9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
327,575
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10.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                     [ ]
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11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.8%
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12.
TYPE OF REPORTING PERSON
EP
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CUSIP NO. 31614P 10 7                                        Page 3 of 6 Pages
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          Item 1(a) Name of Issuer:

                    Fidelity Financial of Ohio, Inc.

          Item 1(b) Address of Issuer's Principal Executive Office:

                    4555 Montgomery Road
                    Cincinnati, Ohio  45212

          Item 2(a) Name of Person Filing:

                    Fidelity Federal Savings Bank Employee Stock Ownership Plan Trust

          Item 2(b) Address of Principal Business Office or, if None, Residence:

                    4555 Montgomery Road
                    Cincinnati, Ohio  45212

          Item 2(c) Citizenship:

                    United States

          Item 2(d) Title of Class of Securities:

                    Common Stock, par value $.10 per share

          Item 2(e) CUSIP Number:

                    31614P 10 7

          Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                    [X] An employee benefit plan or endowment fund in accordance with Rule 13d-1 (b)(1)(ii)(F).

          Item 4.   Ownership.

                     (a)  Amount beneficially owned:

                      327,575 Shares of Common Stock
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CUSIP NO.31614P 10 7                                         Page 4 of 6 Pages
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           (b)   Percent of class:

                 5.8%

           (c)   Number of shares as to which such person has:

           (i)   Sole power to vote or to direct the vote  166,896
                                                         -----------
           (ii)  Shared power to vote or to direct the vote  160,679
                                                           -----------
           (iii) Sole power to dispose or to direct the disposition of
                 166,896
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           (iv)  Shared power to dispose or to direct the disposition of
                 160,679
                 -------
Item 5.    Ownership of Five Percent or Less of a Class.

           Not Applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

           The Fidelity Federal Savings Bank Employee Stock Ownership Plan Trust ("Trust") was established pursuant to the Fidelity Federal Savings Bank Employee Stock Ownership Plan ("ESOP") by an agreement between the Company and Messrs. Reusing, Staubach and Hughes, who act as trustees of the plan ("Trustees"). As of December 31, 1998, 166,896 shares of Common Stock held in the Trust were unallocated and 160,679 shares had been allocated to the accounts of participating employees. Under the terms of the ESOP, the Trustees will generally vote the allocated shares held in the ESOP in accordance with the instructions of the participating employees. Unallocated shares and allocated shares for which employees do not give instructions will generally be voted in the same ratio on any matter as to those shares for which instructions are given, subject in each case to the fiduciary duties of the ESOP trustees and applicable law.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

           Not Applicable.

Item 8.    Identification and Classification of Members of the Group.

           Not Applicable.

Item 9.    Notice of Dissolution of Group.

           Not Applicable.

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CUSIP NO. 31614P 10 7                                        Page 5 of 6 Pages
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Item 10.   Certification.

           By signing below, We certify that, to the best of our knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP NO. 31614P 10 7                                        Page 6 of 6 Pages
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                                   SIGNATURE


     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13G is true, complete and correct.

                             FIDELITY FEDERAL SAVINGS BANK
                             EMPLOYEE STOCK OWNERSHIP PLAN TRUST




Date:  February 10, 1999     By: /s/ John R. Reusing
                                 -------------------------------
                                 John R. Reusing
                                 Trustee



Date:  February 10, 1999     By: /s/ Paul D. Staubach
                                 -------------------------------
                                 Paul D. Staubach
                                 Trustee




Date:  February 10, 1999     By: /s/ Joseph D. Hughes
                                 -------------------------------
                                 Joseph D. Hughes
                                 Trustee
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